AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

03003333

03 JAN 21 AM 7:21

January 7, 2003

TSX Venture Exchange
27th Floor, 650 W. Georgia Street
Vancouver, BC V6B 4N9

Attention: Index Analyst

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Dear Sirs:

Re: Closing of Private Placement
- 600,000 Units at $0.25 per Unit

Please be advised that on January 7, 2003, the Company issued 600,000 common shares and 600,000 share purchase warrants on completion of the above private placement, as follows:

Name	No. of Shares	No. of Warrants	Hold Period
John Huguet	120,000	120,000	May 7/03
DNG Capital Corp.	120,000	120,000	May 7/03
Global Landmark Investments Inc.	120,000	120,000	May 7/03
Sadrudin Dhanani	120,000	120,000	May 7/03
Fraser Cooper	120,000	120,000	May 7/03

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

Per: Nick DeMare

Nick DeMare
Corporate Secretary

dlw 1/27

ND:as

cc: U.S. Securities and Exchange Commission (File No. 82-3093)